Exhibit 99.1

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Exercises Options to Purchase 50 Airbus A320neo
 Family Aircraft

World's Largest A320neo Family Lessor

DUBLIN – December 28, 2017 - AerCap Holdings N.V. ("AerCap") (NYSE: AER) announced today that it has exercised options to purchase 50 A320neo Family aircraft from Airbus, with deliveries starting from 2022.

This transaction brings AerCap's firm orders for the A320neo Family aircraft to a total of 270, owned and on order.

Commenting on the transaction, Aengus Kelly, CEO of AerCap said, "As the largest lessor of the A320neo Family aircraft, we have already placed three quarters of our A320neo Family aircraft from our existing forward order book with Airbus. We have seen significant market appetite for these aircraft from our diverse customer base. This transaction is in line with our portfolio strategy of investing in the most in-demand modern technology aircraft in the world."

"AerCap is one of the most highly regarded lessors and an additional 50 A320neo Family aircraft to an existing portfolio of 220 is a fabulous endorsement of the world's favorite single aisle aircraft." said John Leahy, Chief Operating Officer, Customers, Airbus Commercial Aircraft.

About AerCap

AerCap is the global leader in aircraft leasing with, as of September 30, 2017, 1,506 owned, managed or on order aircraft in its portfolio. AerCap has one of the most attractive order books in the industry. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Amsterdam, Los Angeles, Shannon, Fort Lauderdale, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are "forward-looking statements". In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "may," "might," "should," "expect," "plan," "intend," "estimate," "anticipate," "believe," "predict," "potential" or "continue" or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

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AerCap Holdings N.V.
65 St. Stephen's Green, Dublin 2, Ireland
www.aercap.com